Ministry of Finance Treasury Management Branch 6th Floor, 2350 Albert Street Regina, Canada S4P 4A6 Phone: 306-787-6752

January 28, 2022

Attn: Aaron Brodsky and Michael Coco

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Province of Saskatchewan

Registration Statement under Schedule B (Registration No. 333-261291), filed on November 23, 2021 and amended on January 13, 2022

Dear Mr. Brodsky & Mr. Coco:

Pursuant to Rule 461 under the Securities Act of 1933, the Province of Saskatchewan (the “Province”), respectfully requests the acceleration of the effectiveness of the above-referenced registration statement, so as to become effective at 4:00 p.m. (Eastern Time) on February 1, 2022, or as soon as possible thereafter.

Please contact Christopher J. Cummings at (416) 504-0522 of Paul, Weiss, Rifkind, Wharton & Garrison LLP should you have any questions or comments regarding this letter.

Very truly yours,

PROVINCE OF SASKATCHEWAN

By:	/s/ Rod Balkwill
Rod Balkwill
Executive Director, Treasury Management Branch

cc:	Christopher J. Cummings, Paul, Weiss, Rifkind, Wharton & Garrison LLP